

January 6, 2021

By E-Mail
Jie Sun, Esq.
Orrick, Herrington & Sutcliffe LLP
47/F Park Place
1601 Nanjing Road West, Shanghai 200040
People's Republic of China

    Re: **Gridsum Holding Inc.**
       Amended Schedule 13E-3
       Filed on December 23, 2020
       Filed by Gridsum Holding Inc. et. al.
       File No. 005-89840

Dear Mr. Sun:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amended Schedule 13E-3

1. We note your response to prior comment 5 and we reissue it. We also note that the Equity Investors (as defined in your response) may be affiliates of Mr. Qi and Mr. Yu, who are affiliates of the company, by virtue of their participation in the Beijing SPV. We also believe that their engagement in the going private transaction stems from their participation in Beijing SPV along with Mr. Qi and Mr. Yu. In addition to the comment as previously issued, please expand your analysis to include the controlling persons of the Equity Investors; in this respect, please tell us whether the Equity Investors are entities without operations, any history prior to the investment in Beijing SPV and whether they were established solely to carry out the investment in Beijing SPV.

2. We note your response to prior comment 7. While we do not agree with your response relating to compliance with Rule 13d-2(a) we will not issue any further comments.

Revised Proxy Statement

Opinion of the Special Committee's Financial Advisor, page 46

3. We note the revisions made in response to prior comment 16. Please further revise your disclosure to include a column for the enterprise value of each Selected Company.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions